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                                                                            2983

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              Commission File Number 0-14992
                                                                     -------

                         NOTIFICATION OF LATE FILING

  (Check One): /X/ Form 10-K    / / Form 11-K    / / Form 20-F    / / Form 10-Q

              / /  Form N-SAR

For Period Ended: September 30, 1996
                 --------------------------

/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
                                 ----------------------------------------------


     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates: N/A
                                                        -----------------------

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                       PART I.  REGISTRANT INFORMATION

Full name of registrant: SMITH TECHNOLOGY CORPORATION (formerly Smith
                        -------------------------------------------------------
                         Environmental Technologies Corporation)
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Address of principal executive office (Street and number)

                            3501 JAMBOREE ROAD, SUITE 550
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City, State and Zip Code     NEWPORT BEACH, CA 92660
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                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant, whose fiscal year ended September 30, 1996, cannot file its annual report on Form 10-K within the prescribed time period because the Registrant is continuing to compile financial information necessary to complete its Form 10-K. On June 27, 1996, a Construction Industry Arbitration Tribunal formed under the rules of the American Arbitration Association issued a binding award of $4.5 million in favor of NL Industries, et al (the "PRP Group")
against the Registrant. The Registrant is presently engaged in the execution of final documentation of its settlement agreement with the PRP Group regarding the award. Further, the Registrant is presently engaged in discussions with its senior lenders regarding the terms of its credit agreement which could also have a significant impact on the Registrant's financial statements and is dependent upon finalization of the PRP Group settlement. The Registrant has devoted extensive time and resources to the aforementioned negotiations, which efforts have further hindered the Registrant's ability to file the Form 10-K without unreasonable expense and effort. Additionally, the Registrant is evaluating certain other unresolved financial issues which could have an impact on the Registrant's financial statements. These identified matters may have significant ramifications to the balance sheet and notes to the financial statements to be presented in the 10-K.
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                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

William T. Campbell                     714                      737-7900
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     (Name)                          (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                                            / X / Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               / X / Yes /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          SMITH TECHNOLOGY CORPORATION
            (FORMERLY SMITH ENVIRONMENTAL TECHNOLOGIES CORPORATION)
                           ATTACHMENT TO FORM 12b-25

The Company incurred a net loss of $19.9 million for fiscal year 1996 as compared to net income of approximately $1.7 million for the 12 month period ended September 30, 1995. The Company believes a significant portion of the fiscal 1996 loss can be attributed to non-recurring events and that operating result and cash flows will improve significantly in 1997.

During 1996, the Company experienced little increase in revenues due to declines in engineering services revenues caused by a severe winter in the Northeast, reduced pass-thru costs associated with sub contractors and general market conditions. Revenues were also negatively impacted during the fiscal year by delays in the Federal Government budget approval process affecting revenues from the Company's EPA ERCS contracts and its engineering services contracts with the U.S. Army Corps of Engineers. For the most part, revenues under these contracts have been deferred to a later period subject to contract funding and time period limitations. The Company's gross profit decreased by $7.4 million or 36.1% in fiscal year 1996 due primarily to reduced project profit margins in the Company's remediation services operations, the impact of Federal Government budget delays, contract adjustments and severe winter weather in the Northeast. Additionally, the Company recorded a charge of approximately $8.9 million in the fourth quarter related to its settlement of the NL Industries arbitration award which settlement was comprised of the $4.5 million obligation to the PRP Group, the write-off of project-related equipment of $2.5 million and accounts receivable of $1.5 million, and approximately $400,000 of associated legal and consulting fees. The Company also incurred approximately $800,000 of legal and consulting fees in prior quarters in the 1996 fiscal year resulting in a total charge to earnings of $9.7 million.

The Company's net loss is primarily attributable to the factors set forth above, which, as indicated, the Company believes are non-recurring events.

The table below compares the consolidated statement of operations for the year ended September 30, 1996 with the unaudited twelve month period ended September 30, 1995.

                                                                  12 MONTHS ENDED
                                             YEAR ENDED         SEPTEMBER 30, 1995
                                          SEPTEMBER 30, 1996       (UNAUDITED)
                                         -------------------    ------------------
Revenues .............................       $  165,632             $  166,257
Cost of Revenues .....................          152,535                145,723
                                             ----------             ----------
   Gross profit ......................           13,097                 20,534

Selling, general, and administrative
 expenses ............................           14,218                 13,527
Amortization of intangibles, goodwill
 and deferred financing fees .........            1,957                  1,335
Special Items ........................           11,811                    393
                                             ----------             ----------
(Loss) Income from operations ........          (14,889)                 5,279

Interest expense .....................            4,417                  3,413
                                             ----------             ----------
Income before share in earnings
 of unconsolidated affiliate and
 income tax ..........................          (19,306)                 1,866

Share in earnings of unconsolidated
 affiliates...........................              375                    103
                                             ----------             ----------
(Loss) income before taxes and
 extraordinary charge ................          (18,931)                 1,969

Income tax (benefit) expense .........             (419)                   310
                                             ----------             ----------
(Loss) income before extraordinary
 charge ..............................          (18,512)                 1,659

Extraordinary charge on
  debt refinancing ...................           (1,395)                    --

Net (loss) income ....................          (19,907)                 1,659
Dividends and accretion on
 redeemable preferred Stock ..........              587                    552
                                             ----------             ----------

Net income applicable to
 common stock ........................       $  (20,494)            $    1,107
                                             ----------             ----------

Weighted average number of common
 and common equivalent shares
 outstanding .........................        5,911,246              5,897,881

(Loss) earnings per common and
 common equivalent share .............       $    (3.47)            $       19
                                             ----------             ----------


                          Smith Technology Corporation
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  December   , 1996    By /s/
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          Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.